Forest Laboratories, Inc.

Annual Report

forest laboratories, inc.

Forest Laboratories, Inc. develops, manufactures and markets pharmaceutical products principally in the United States and Europe. Forest's primary therapeutic markets include central nervous system disorders, hypertension and pulmonary disorders. Forest is currently developing additional compounds in these areas as well as in pain management and gastrointestinal disorders. Forest's principal products include Namenda® for the treatment of Alzheimer's disease; Lexapro®, a selective serotonin reuptake inhibitor (SSRI) for the treatment of depression and anxiety; Celexa®, also for depression; Benicar®*, an angiotensin receptor blocker (ARB) for the treatment of hypertension; and Aerobid®, a metered dose inhaler for treating asthma.

In the United States, Forest's branded pharmaceutical products are marketed directly by the Company's Forest Pharmaceuticals, Forest Therapeutics, Forest Healthcare, Forest Ethicare and Forest Specialty Sales salesforces. The Company's generic products are marketed directly by its Inwood Laboratories, Inc. subsidiary.

In the United Kingdom, Ireland and certain export markets, Forest products are marketed by the Company's subsidiaries, Forest Laboratories U.K. and Forest Tosara Ltd.

Forest Laboratories common stock is traded on the New York Stock Exchange, trading symbol — FRX.

**Benicar is a registered trademark of Sankyo Pharma.*

financial highlights

Net Revenues


$3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2000 2001 2002 2003 2004

(In thousands)

Net Income


$800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
2000 2001 2002 2003 2004

(In thousands)

Research & Development


$250,000
200,000
150,000
100,000
50,000
0
2000 2001 2002 2003 2004

(In thousands)

Stockholders' Equity


$3,500,000
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
0
2000 2001 2002 2003 2004

(In thousands)

Fiscal Years Ended March 31,	2004	2003
(In thousands, except per share data)		
Net revenues	$2,680,274	$2,245,806
Income before income tax expense	936,822	820,569
Income tax expense	200,948	198,581
Net income	735,874	621,988
Net income per common and common equivalent share—diluted	$1.95	$1.66
Weighted average number of common and common equivalent shares outstanding—diluted	376,779	373,702

I am sometimes asked why Forest has been so successful over the years, so that twenty year or ten year or five year or even more recent investors have enjoyed unusually large share price appreciation, superior to the several indexes that monitor the markets in general or various specialized market segments including pharmaceutical companies. And several times I have been told that one or another company has decided to follow the Forest "model" as if there were a formula we followed that made it all happen.

Of course, like everybody else, we spend most of our time thinking and doing and worrying, and hardly any at all just looking at ourselves. But there are a few generalizations that while they are not startlingly original, do at least describe in overview how we came to where we are and therefore where we may be as we proceed forward. The overriding insight, of course, is that strategy is one thing; execution is what makes any strategy a success or a failure. There are multiple strategies that can work in almost any enterprise if they are wise to begin with and are skillfully adjusted and executed as they proceed. And, of course, no strategy will work without hard work. Recent chemical analysis confirms that the stains that are rampant throughout the famous Beethoven workbooks are simply his own sweat.



There are however two identifiable major strategic paths we have followed. The first is that our growth has essentially been generated internally although our products are generally licensed at one stage or another from other companies. We have made only two acquisitions early in our history: O'Neal, Jones & Feldman in 1984, and UAD in 1989. Both transactions were primarily to acquire highly skilled salesforces. Between them we acquired 200 representatives and managers, the beginning of our salesforces which now total over 2,800 representatives and managers. We did not acquire those companies for the products they were selling, which were essentially branded generics and in most cases are no longer sold by us. But, fortunately, we still have most of the superb sales people we acquired, some in very senior positions at Forest.

We believe that beyond a certain point size is no advantage. Indeed, size can be a disadvantage . . .

All the rest of our growth, including the growth of our salesforces, has been internal. We have never acquired companies just to be bigger. We believe that beyond a certain point size is no advantage. Indeed, size can be a disadvantage, aside from swelling management egos. It is always possible to articulate a rationale for an acquisition or merger and even obtain a favorable share price reaction in the short term; the long-term benefits have proved in so many cases to be evanescent while the damage is often quite tangible. To say that we have grown internally means that we have grown incrementally – no step too large to be adjusted or reversed. Giant steps, like major mergers or acquisitions involve large uncertainties and irreversible commitments. They often have the appearance of a quick solution which turns out not to be a solution at all. Too often the siren song that tempts such projects is oversized ambition or desperation.

Nevertheless we actively and eagerly look at any way we can achieve real growth – real, not paper or public relations growth, and acquisitions are certainly one possible source. However we are very sensitive to shareholder value and are cautious about share dilution and its effect on share earnings and value. Becoming gigantic or exhilarating in a short lived spurt in our share price are not the objectives we think serve shareholders, or our employees, the best.

That does not mean we are risk adverse. Risk is part of our business, much more so than many people outside our industry realize, and it is reflected in the millions lost in research and development projects that are unsuccessful and in the acquisition cost of rights to products that fail. We have to and do cheerfully take the biggest risks we can responsibly afford.

Secondly, products are of course the source of growth in our industry and our approach has steadily evolved over the years, out of necessity as well as wisdom. All our products were acquired from someone else. We still do not create new molecules, although by now we can take new molecules all the way from the test tube to FDA approval. Originally, we only acquired products already approved in the United States because that was all we could afford or knew how to do. Then we acquired products approved in Europe that had dossiers that were a starting point for a filing with the FDA. And then we acquired products already in Phase III, then Phase II, and then products in the preclinical stage that had not yet even been tested in man. And in our transaction with ChemoCentryx we acquired rights to a program to develop molecules for a wide range of indications related to inflammation and autoimmune diseases.

. . . products are of course the source of growth in our industry and our approach has steadily evolved over the years . . .

To enable us to go further and further back in drug development we have built up a scientific group of over 700 highly skilled scientists and research staff, having started virtually from scratch. The further back we go in developing products, the greater the risk, and the longer the time to completion. That is the cost of a wider span of opportunities which we must have and which we now can afford and will do more of in the future. At the same time we continue to pursue product acquisitions in the latest stages of development, like milnacipran which we acquired rights to this year and which is already in Phase III. The only thing holding us back from building our own basic discovery capacity is the availability of so many companies doing brilliant creative chemistry that are eager for partners like us because of our proven development, regulatory, marketing and selling skills.

. . .one of our singular achievements of the year was the approval and launch of Namenda, for Alzheimer's disease.

And so, all our growth, in products and in science, marketing and sales, has been internal, which has been rewarding to shareholders and to employees, and which provides us with a solid employee and financial foundation and layers of skill and management to assure continued growth.

Turning to our last fiscal year, one of our singular achievements of the year was the approval and launch of Namenda, for Alzheimer's disease. It is unfortunately not a cure for this scourge, but it provides a respite, perhaps a modest slowing down of the cognitive deterioration and functional loss of Alzheimer's patients.

For some patients the relief is tangible and apparent in a short time. For others it is less immediately apparent. But well controlled placebo studies prove that it actually slows the symptomatic decline of the disease. Namenda may become a major product for Forest. Perhaps as the mystery of the brain is unraveled - if the brain can unravel itself - better solutions may be found, but for the moment Namenda may be the best there is for many patients.

When dealing with the brain, it is fair to say that although there are a plethora of theories to explain its functioning, its chemistry is infinitely complicated, experimental data is hard to generate, and no really reliable animal models exist for many neuropsychiatric conditions. The brain is probably the most complex system we know of except for the universe itself. We do know that Namenda is a NMDA receptor antagonist, among other things, and that the NMDA receptor regulates much of the neurons' chemistry including glutamate activity and calcium levels within the neuron which affect neuronal viability and function. Alzheimer's ultimately is the death of certain neurons through disruption of the cells' essential chemistry. It is also theorized that one of the additional benefits of NMDA receptor antagonists such as Namenda is that they may enable neurons in Alzheimer's patients to produce or maintain a more natural balance for some period of time of the neurotransmitter, acetylcholine, which is believed to contribute to the transmission of signals from one cell to another. If that is so, then the cholinesterase inhibitors, which act by inhibiting the breakdown of acetylcholine, may augment the benefits of memantine. That might be one of the reasons a recent clinical study shows that memantine taken together with a cholinesterase inhibitor has significantly increased clinical benefits over the cholinesterase inhibitor when taken alone.

Regarding our antidepressant franchise, there are now more new prescriptions written for Lexapro than for any other antidepressant, except for one, and based on existing trends, we expect that during this fiscal year, Lexapro may become the leader in new prescriptions. And that means within some months thereafter Lexapro may become the leader in total prescriptions. The success of Lexapro is due to its inherent virtues. We have comparative clinical studies which demonstrate its advantages, either in efficacy or better tolerability, or speed of onset against the other marketed antidepressants.

There have been discussions recently about the possibility that SSRIs may increase suicidality in pediatric or adolescent patients. The suicide of a child is of course the most terrible tragedy. And the possibility of a child's suicide is a frightening terror for the family. Too many of us are familiar with those events. It is well known that suicide is the second largest cause of death among people of college age. We believe that the studies and experience with our products, Lexapro and Celexa, do not indicate any increase in suicidality in those age groups. Even though our products are not currently approved or marketed for adolescent or pediatric use, we gladly worked with the FDA on labeling that encourages physicians and parents to observe depressed children carefully to assure that they do not act on a suicidal impulse. On the other hand, the benefits of the SSRIs for depression are so well established for so very many people, that it would be unfortunate if those who could benefit were discouraged from availing themselves of that benefit.

Another of our premium products is Benicar which we co-market with its innovator, Sankyo Pharma. It, like Lexapro, is clinically the best in its class, meaning it achieves greater blood pressure reduction and minimal side effects. It continues to gain market share and will become an important source of profit for us. We have been increasing the amount of effort behind it as its virtues in controlling blood pressure become more and more accepted by physicians and patients. The class to which it belongs, angiotensin receptor blockers, is the fastest growing class of antihypertensives and Benicar is the fastest growing product in the category. Market data indicates that almost as many new patients are being prescribed Benicar as the leading product in the category. We are deeply committed to our partnership with Sankyo which is operating so smoothly and successfully and is a model for the kind of collaborations we welcome.

We have three products currently under review at the FDA, Combunox (for pain), Aerospan (for asthma) and Acamprosate (for alcoholism) which may be approved in our current or next fiscal year. Each of them, if approved, can add significantly to our profits, and contribute to our continued growth.

...during this fiscal year, Lexapro may become the leader in new prescriptions, and eventually in total prescriptions.

And then we have a promising range of products in development from milnacipran in Phase III to the anti-inflammatory program with ChemoCentryx which is still in preclinical studies, and a number of projects in between. We continue to develop lercanidipine for hypertension, dexloxiglumide for gastrointestinal disorders, memantine for neuropathic pain, and neramexane for a wide range of CNS indications. We are very busy with existing projects, and, of course, identifying and negotiating for new product opportunities. We have not witnessed any diminution of licensing opportunities for us, although we are aware that some of the major pharmaceutical companies are more actively engaged in attempting to license products than they may have been heretofore. We have a skilled department and process that develops and reviews up to 200 opportunities every year. Many are premature, have limited chance of success or market potential, or may be too expensive for the anticipated return. A few get away from us which is the way it has always been. But we are regarded as a choice development and marketing partner because of our record of success and the high quality of our partnership relationships, and in that connection, our size has usually been a significant advantage. Milnacipran, licensed from Cypress Bioscience, Inc., is for the treatment of fibromyalgia, a disease in which patients experience inexplicable pain, apparently caused by malfunctioning neurons sending pain signals to the brain, although there are no discernible objective causes for the pain. It is estimated that 5.2 million people suffer from fibromyalgia in the United States. No drug is approved for its treatment, although several drugs are used off-label to ameliorate its symptoms. Milnacipran has successfully completed a Phase II study and is currently being tested in a Phase III program.

. . . we are regarded as a choice development and marketing partner because of our record of success and the high quality of our partnership relationships . . .

If that program is successful, milnacipran could be the first drug approved for this serious illness. The drug candidates being developed by ChemoCentryx are designed to interrupt the cascade of biological events that cause inflammation which, in turn, is the basis for a whole range of symptoms and diseases, including auto-immune diseases such as arthritis and multiple sclerosis. It is possible that inflammation may even have a role in Alzheimer's disease. The body's inflammatory response is designed to protect the body from infections and to accelerate healing, but can be destructive to the body itself when it is inappropriately or excessively signaled. Although the program is early, it represents the cutting edge of an approach to dealing with a whole range of serious illnesses.

I want to comment on the media and politicians' barrage against the pharmaceutical industry which continues unabated, even augmented, during this election year. It is apparently easier to harangue pharmaceutical companies than to achieve the more difficult task of designing and effectuating and funding a really effective healthcare system. We all agree that everyone in this country should have access to the best medical care possible, and that if anyone cannot afford it, it should be provided by the community, i.e. the government. But reality begins with recognizing that good healthcare is very, very expensive, requiring skilled and highly trained physicians and scientists and hospitals equipped with awesomely expensive equipment. It requires increased use and discovery of diagnostic technology and innovative surgical interventions. And it requires creative researchers to discover the techniques for understanding and treating the ills we are all subject to, including discovering the drugs that can favorably affect our body's chemistry, since we are all no more or less than infinitely elaborate chemical mechanisms.

We all agree that everyone in this country should have access to the best medical care possible, and that if anyone cannot afford it, it should be provided by the community, i.e. the government.

And so, healthcare is inevitably becoming more and more expensive as research and diagnosis and treatment and knowledge increases, and people are able to live so much longer with more fulfilling lives and require more and more healthcare. Unless we decide to eliminate the sick, the handicapped, the elderly and accept some maximum survival duration, or unless we stop looking for ways to delay or avoid or treat more illnesses – all, of course, unthinkable – the trend of increased healthcare cost is going to accelerate. Every breakthrough in treating diseases increases longevity and exposes more and more people to other systemic failures and to the frailties of old age caused by the deterioration of a species not designed to live so long. Alzheimer's was hardly a disease at all when the average life expectancy was 45 years. It is possibly the case that Louis Pasteur and Arthur Fleming are more responsible for the higher cost of healthcare than any other duo in history. The truth is we are not really trying to improve healthcare, because while science is progressing, we begrudge the resources to make that progress widely available.

Every breakthrough in treating diseases increases longevity and exposes more and more people to other systemic failures and to the frailties of old age . . .

Pharmaceutical profits do not curtail healthcare benefits. Limiting or even eliminating pharmaceutical profits altogether would make a barely perceptible dent in the cost of healthcare. The media and the politicians, through ignorance or craft, divert us from the real cause, which is our insufficient allocation of national resources. And so HMOs are being sued and criticized because they are not paying for some medical costs when they hardly make any profit or make no profit at all, as if greed or indifference were the problem when lack of resources is really the problem. Likewise many physicians are overwhelmed and underpaid and many hospitals are financially strained.

Of course there are inefficiencies and of course we should try to eliminate them as much as possible. But everything we do has some inefficiencies and we will doubtless be fighting inefficiency forever. But in the meantime we have to function, and while we are trying to be more efficient we have to provide adequate healthcare, knowing and accepting that there is going to be some waste no matter how hard we try.

Of course everything that every pharmaceutical company does is not above reproach. Flaws are ubiquitous and we make progress by caviling at each other's flaws. But considering the risk and cost of pharmaceutical research, the inestimable value of what results, the wide and increasing availability of generics, the short period of exclusivity for new or patented products, the cost of informing physicians about new products, pharmaceutical profits are not outside an acceptable business range. Viable pharmaceutical companies are a major part of the solution to the prevention and care for human diseases. Without patents and profits, there would be fewer solutions.

Viable pharmaceutical companies are a major part of the solution to the prevention and care for human diseases.

It is true that American pharmaceutical pricing is supporting research worldwide, that Canada, for example, reaps the rewards of American research and does not pay its share of the cost. It is a free ride for Canada and if Canadian pricing were extended to the United States, American research would adjust to Canadian levels, which is to say, there would be hardly any research at all. Canadian pricing is similar to generic pricing. Generic companies serve a valuable function, but they do not produce new solutions.

Elderly people, all people, should be able to stay at home and obtain the medications they need and not have to travel to Canada or any place else for drug bargains, and pharmaceutical companies in the United States should receive the pricing for their drugs that enables them to do research which Canadian pricing would obliterate.

When I interview candidates for employment with us I tell them that we have an environment that tries to be civil, respectful and appreciative, that values families and integrity and personal fulfillment, but also that requires people to work very hard and very skillfully. It is our employees who ultimately, make and test our strategies and insights and inventive thinking. They over the years have made us a successful company. I say it all the time and it continues to be true that our employees above all are the ones to whom shareholders and management are most indebted. It is truly humbling to see the scope and skill of their individual and combined achievements.



Howard Solomon
Chairman and
Chief Executive Officer

Kenneth E. Goodman
President and
Chief Operating Officer

financial review

15 Management's Discussion and Analysis of Financial Condition and Results of Operations

22 Selected Financial Data

23 Consolidated Balance Sheets

24 Consolidated Statements of Income

25 Consolidated Statements of Comprehensive Income

26 Consolidated Statements of Stockholders' Equity

27 Consolidated Statements of Cash Flows

28 Notes to Consolidated Financial Statements

44 Report of Independent Certified Public Accountants

Management's Discussion and Analysis of Financial Condition and Results of Operations

The Company posted record revenues and earnings for the year which will be discussed further in Results of Operations. Among the key events during the year was the October approval by the Food and Drug Administration ("FDA") of Namenda® for the treatment of moderate to severe Alzheimer's disease. In December, the FDA also approved a new indication for Lexapro® for the treatment of Generalized Anxiety Disorder ("GAD"). Both Namenda and the new indication for Lexapro were launched during the fourth quarter and have performed well thus far. These products will be an important component for our continued growth over the next several years. Also encouraging was a positive study outcome for the mild to moderate monotherapy study for Namenda which will support a supplemental New Drug Application ("sNDA") for that indication during the next fiscal year. The Company has continued to add new product opportunities during the year by completing license agreements for the treatments of Fibromyalgia Syndrome and therapeutics in the inflammation area.

Critical Accounting Policies

The following accounting policies are important in understanding the Company's financial condition and results of operations and should be considered an integral part of the financial review. Refer to Note 1 to the consolidated financial statements, "Summary of significant accounting policies" for additional policies.

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and of revenues and expenses during the reporting period. Estimates are made when accounting for sales allowances, returns, rebates and other pricing adjustments, depreciation, amortization and certain contingencies. The Company is subject to risks and uncertainties, which may include but are not limited to competition, federal or local legislation and regulations, litigation and overall changes in the healthcare environment that may cause actual results to vary from estimates. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary. Certain of these risks, uncertainties and assumptions are discussed further under the section entitled "Forward Looking Statements".

Goodwill and Other Intangible Assets

The Company has made acquisitions in the past that include goodwill, license agreements, product rights and other intangibles. Through fiscal 2001, these assets were amortized over their estimated useful lives, and were tested periodically to determine if they were recoverable from operating earnings on an undiscounted basis over their useful lives.

Effective with fiscal 2002, goodwill was no longer amortized but is subject to an annual impairment test based on its estimated fair value. License agreements, product rights and other intangibles will continue to be amortized over their useful lives and tested periodically to determine if they are recoverable from operating earnings on an undiscounted basis over their useful lives.

Revenue Recognition

Revenues are recorded in the period the merchandise is shipped. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue. The accruals are estimated based on available information regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events, and the prevailing contractual discount rates. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates, which have not been material, are recorded when customer credits are issued or payments are made to third parties.

Financial Condition and Liquidity

During fiscal year 2004 net current assets increased by $620,544,000. Continued growth of the Company's ongoing operations, particularly the antidepressant franchise and the launch in the fourth fiscal quarter of Namenda, contributed to increases in cash, marketable securities, accounts receivable and deferred income taxes. During the year, the Company shifted the composition of marketable securities in favor of longer term securities to receive more favorable rates of return. Accounts receivable increased in total due to the increase in sales but also increased in the number of days sales in accounts receivable, from 32 days in the prior year to 40 days. This increase was principally due to wholesaler buying patterns as proportionally more sales occurred the last month of the period than in the prior year. In the prior year's fourth quarter, approximately 29% of sales occurred in March in contrast to the current year's fourth quarter where approximately 35% of sales occurred in March and were not due at March 31 under the Company's standard payment terms of 30 days. Contributing to the relative increase in accounts receivable was the launch of Namenda. As is common in the industry, to ensure broad availability of Namenda in pharmacies, extended dating terms were offered to customers for their initial purchases of Namenda. Under these special terms, these receivables were not yet due at the end of March, and accounted for approximately three days of the increase. During fiscal year 2004, the Company shifted certain managed care contracts to performance-based rebate programs. Provisions for rebates are reflected in accrued expenses rather than as a reduction of accounts receivable. Consequently, this shift also contributed to an increase in accounts receivable and caused a corresponding increase to accrued expenses.

The increase in inventories during the period was due primarily to an increase in raw materials which was partially offset by a decrease in finished goods. Raw materials increased in volume to support increasing sales and average cost increased due to a change in the mix of materials held in inventory for sale and for sampling. Under our licensing arrangements raw materials acquired for sampling of Celexa® (citalopram) and Lexapro (escitalopram oxalate) are purchased at a discount and raw materials held for samples made up a smaller proportion of inventories as compared to March 2003, at which time Lexapro was in its launch phase. The change in the mix of inventory has no impact on gross margin as sample expense is a component of selling, general and administrative expenses. In addition, finished goods inventories at March 31, 2003 were relatively high due to the early stage of the Lexapro launch where we were maintaining safety stock levels for both Lexapro and Celexa at a high level until the rate of conversion was established. During the course of this year inventories of both have been adjusted to appropriate levels.

Property, plant and equipment increased as the result of the continuing expansion of the Company's facilities in order to meet current and future product and research and development demands. On Long Island, the Company completed a 100,000 square foot research and development laboratory and is expanding its packaging and distribution facility, which will add approximately 185,000 square feet to that location. During the year an additional 180,000 square foot facility was purchased on Long Island and will be converted for future research and development activities. The Company also purchased an additional 90,000 square foot facility in Ireland which will provide additional manufacturing capacity for the production of Lexapro, Namenda and future products. Further property expansions and acquisitions are planned in the future to meet the needs from increased sales and related production, warehousing and distribution and for products under development.

During the third quarter a $20,000,000 milestone payment was made to Merz Pharma GmbH upon FDA approval of Namenda, which was recorded in license agreements, product rights and other intangibles. In the second quarter the Company announced that it had discontinued development of dexloxiglumide for irritable bowel syndrome ("IBS"), causing a write-off of the license agreement of $12,545,000 to research and development expense. During the fourth quarter, the Company entered into a development and marketing agreement with Cypress Bioscience, Inc. for milnacipran for the treatment of fibromyalgia and ChemoCentryx, Inc. for therapeutics in the inflammation area. The initial payments of $35,000,000 for these early stage licenses were recorded to research and development expense.

Management believes that current cash levels, coupled with funds to be generated by ongoing operations, will continue to provide adequate liquidity to facilitate potential acquisitions of products and capital investments.

Management's Discussion and Analysis of Financial Condition and Results of Operations *(cont'd)*

Contractual Obligations

The following table shows the Company's contractual obligations (refer to Note 8 to the consolidated financial statements, "Commitments").

Operating lease obligations:

Payments due by period (In thousands)

<1 year	1-3 years	4-5 years	>5 years	Total
$29,886	$42,820	$27,062	$68,450	$168,218

Off-Balance Sheet Arrangements

The Company is a party to several license agreements for products currently under development that may obligate Forest, in future periods, to pay additional amounts subject to the achievement of certain product development milestones, as defined.

Results of Operations

Net sales increased $443,726,000 to $2,650,432,000, a 20% increase from fiscal year 2003, primarily due to the continued success of the antidepressant franchise, particularly Lexapro. During the year Lexapro, which was launched in September 2002, surpassed Celexa as the Company's largest product with sales of $1,088,957,000 as compared to Celexa sales of $1,087,281,000 and contributed $844,227,000 to the net sales change. As anticipated, a portion of Lexapro's market share has come from Celexa which resulted in a Celexa sales decline of $364,698,000 for the year primarily due to volume. The Company anticipates further declines in Celexa sales as Lexapro continues to gain market share. At the end of the year, Lexapro had achieved a 15.9% share of total prescriptions in the SSRI market, while Celexa's share declined to 9.1% from a peak share of 17.5% in August 2002. Lexapro has patent protection until 2009 and the Company has applied for an extension to 2012. Earlier in the year, the Company received notification from generic manufacturers that had filed an Abbreviated New Drug Application ("ANDA") with a Paragraph IV Certification with the FDA for a generic equivalent to Lexapro. The Company believes that its patents on Lexapro are valid and expects to defend its rights under those patents which would preclude the introduction of a generic product at least until after the expiration of the substance patent, including patent extension, which will be in 2012. The Company has commenced an action for patent infringement against the third party ANDA filers. Celexa had Hatch-Waxman marketing exclusivity through July 2003 and was granted a six-month extension based upon the submission of results of clinical studies in depressed pediatric patients. The earliest date at which a generic competitor was able to file an ANDA for review by the FDA was January 17, 2004. The Company believes that several have. Also contributing to the overall net sales change was the Company's introduction to the market of Namenda, for the treatment of moderate to severe Alzheimer's disease, which was launched by the salesforce in March 2004. Net sales, which include wholesaler stocking from December 2003 and January 2004, amounted to $45,472,000 for the year. Although the salesforce launched the product on March 1, 2004, the demand for the product was such that the Company began initial stocking sales in December 2003 to ensure Namenda's availability in pharmacies nationwide by January 2004 and samples were available via a "by request" sample program. While it is still early in the launch phase, Namenda's success thus far in terms of prescription trends and product reorders have been quite encouraging. In April 2003, a generic equivalent to the Company's Tiazac® was introduced into the market, resulting in a decrease in sales of $109,884,000 for the year. The Company ceased all promotional efforts for Tiazac as of September 2003 and expects further declines in sales of its Tiazac brand as generic substitution rates continue to increase. During the June 2003 quarter, the Company introduced its own generic version of Tiazac. Sales of that product for the year were $35,519,000, including initial stocking. The remainder of the net sales change for the year was due principally to volume declines on the Company's older unpromoted product lines.

Net sales in fiscal 2003 increased $640,080,000 to $2,206,706,000, a 41% increase from fiscal 2002. In September 2002, the Company launched Lexapro, the single isomer of Celexa. For the year, Lexapro sales amounted to $244,730,000 and Celexa sales amounted to $1,451,979,000. Combined, the antidepressant franchise contributed $608,915,000 to the net sales change. At March 31, 2003 Celexa's share of total prescriptions in the SSRI market was approximately 13.5% and Lexapro's share was approximately 8.1%. The Company believes, based on the results of clinical trials, that Lexapro is a superior product to Celexa. Therefore, upon the introduction of Lexapro, the Company ceased nearly all promotion and sampling of Celexa. A portion of Lexapro's market share was taken from Celexa and the Company anticipates prescription share and sales of Celexa will decline as Lexapro continues to gain market share. Net sales of Tiazac increased $10,919,000 during fiscal year 2003 due primarily to volume. The remainder of the net sales change of $20,246,000 was due primarily to price increases for our generic and other non-promoted product lines.

Other income for fiscal year 2004 decreased over the same period last year as the prior year included capital gains on the liquidation of certain long-term investments, a gain on the sale of assets and interest on tax refunds. Interest income also decreased as the Company received lower rates of return on invested funds during the current period. The increase in other income in fiscal year 2003 was the result of higher interest income resulting from increases in funds available for investment and capital gains on the liquidation of certain long-term investments, a gain on the sale of assets and interest on tax refunds. Included in other income for all periods were royalties on sales of Climara®, a transdermal estrogen product, which amounted to $5,810,000, $6,552,000 and $5,899,000 in fiscal years 2004, 2003 and 2002, respectively.

Cost of sales as a percentage of net sales for fiscal year 2004 was 23%, unchanged from fiscal year 2003. Cost of sales as a percentage of sales was 24% in fiscal year 2002. The improvement was due to an increase in overall plant utilization as well as a change in product mix, as the Company's antidepressant franchise, which has a relatively lower cost of goods, increased to 77% of total consolidated net sales for fiscal year 2003 as compared to 69% in fiscal year 2002. In fiscal year 2004, the antidepressant franchise comprised 82% of total consolidated net sales.

Selling, general and administrative expenses increased $173,085,000 in fiscal year 2004 and $112,641,000 in fiscal year 2003. In December 2003, the Company received marketing approval from the FDA for both its GAD indication for Lexapro and for Namenda to treat moderate to severe Alzheimer's disease. To effectively market these products, the Company added approximately 525 additional representatives to its salesforce during the third quarter. The GAD indication for Lexapro was launched in January 2004 and Namenda was launched in March 2004. This latest salesforce expansion brings the total number of representatives and managers to approximately 2,825. The cost of the expanded salesforce, including initial hiring and training costs, together with pre-launch and launch costs, resulted in an increase in selling, general and administrative expenses for the year.

The increases in research and development expense during each of the years presented were due primarily to costs associated with ongoing clinical trials and from staff increases and associated costs required to support currently marketed products and products in various stages of development. Fiscal year 2004 included a one-time write-off of the dexloxiglumide license after its phase III clinical program for the treatment of IBS failed to achieve statistically significant results. The Company continues to conduct clinical trials for additional indications for Lexapro. In May 2004, a supplemental New Drug Application ("sNDA") was filed to expand Lexapro's labeling to include the treatment of social phobia. In October 2003, the Company received FDA approval to market Namenda for the treatment of moderate to severe Alzheimer's disease. Namenda is also being studied for the treatment of mild to moderate Alzheimer's disease as well as an additional indication for neuropathic pain. Based on positive results from a Phase III study released in January 2004, Forest plans to file an sNDA for the treatment of mild to moderate Alzheimer's disease during the second half of calendar 2004. Neramexane, a follow-on NMDA receptor antagonist to Namenda, is currently in Phase II clinical trials and is being tested for various CNS disorders. Forest received an approvable letter from the FDA in August 2002 regarding lercanidipine for the treatment of hypertension. In December 2002, the FDA indicated that it would require the Company to conduct additional clinical trials in order to approve the dosing regimen requested by Forest. The Company has reformulated the lercanidipine formulation and has begun a clinical program to support the requested dosing regimen. During fiscal 2003, the FDA determined that the NDA for acamprosate, licensed from Merck KGaA for the treatment of alcohol dependence, was non-approvable. Subsequently, Merck KGaA submitted an amendment to the NDA and expects FDA action during the second half of calendar 2004. During the fourth quarter of fiscal 2004, the Company entered into two licensing agreements; the first with Cypress Bioscience, Inc. for the development and marketing of milnacipran, which is currently being evaluated for the treatment of Fibromyalgia Syndrome ("FMS"), a frequent cause of chronic, widespread pain, estimated to affect six to twelve million people in the United States. There are currently no products approved for the treatment of FMS. The second was a development agreement with ChemoCentryx, Inc. for a novel oral rheumatoid arthritis and multiple sclerosis therapeutic. The Company anticipates further increases in research and development for next fiscal year and beyond.

The effective income tax rate declined to 21% in fiscal year 2004 as compared to 24% and 28% in fiscal years 2003 and 2002, respectively. The lower effective tax rate was a direct result of the increase in the proportion of earnings generated in lower-taxed foreign jurisdictions versus the United States. These earnings include manufacturing and development income from our operations in Ireland, which are taxed at 10% through 2010 and at 12.5% thereafter.

The Company expects to continue its profitability into fiscal 2005 with continued growth in its principal promoted products.

Inflation has not had a material effect on the Company's operations for the periods presented.

Forward Looking Statements

Except for the historical information contained herein, the Management Discussion and other portions of this Form 10-K contain forward looking statements that involve a number of risks and uncertainties, including the difficulty of predicting FDA approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, the timely development and launch of new products and the risk factors listed from time to time in the Company's filings with the SEC, including the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004.

Quantitative and Qualitative Disclosures About Market Risk

In the normal course of business, operations of the Company may be exposed to fluctuations in currency values and interest rates. These fluctuations can vary the costs of financing, investing and operating transactions. Because the Company had no debt and only minimal foreign currency transactions, there was no material impact on earnings due to fluctuations in interest and currency exchange rates.

Selected Financial Data

March 31, *(In thousands)*	2004	2003	2002	2001	2000
Financial Position:					
Current Assets	$2,916,234	$2,255,333	$1,195,112	$ 884,149	$ 676,472
Current Liabilities	604,754	564,397	324,968	223,618	242,329
Net Current Assets	2,311,480	1,690,936	870,144	660,531	434,143
Total Assets	3,862,736	2,918,107	1,951,873	1,446,930	1,128,881
Total Stockholders' Equity	3,255,864	2,351,818	1,625,089	1,222,114	884,690

Years Ended March 31, *(In thousands, except per share data)*	2004	2003	2002	2001	2000
Summary of Operations:					
Net Sales	$2,650,432	$2,206,706	$1,566,626	$1,174,527	$872,822
Other Income	29,842	39,100	35,198	30,647	26,479
Costs and Expenses	1,743,452	1,425,237	1,131,646	906,447	741,854
Income Before Income Tax Expense	936,822	820,569	470,178	298,727	157,447
Income Tax Expense	200,948	198,581	132,224	83,631	44,759
Net Income	735,874	621,988	337,954	215,096	112,688
Net Income Per Share:					
Basic	$2.01	$1.72	$0.95	$0.62	$0.34
Diluted	$1.95	$1.66	$0.91	$0.59	$0.32
Weighted Average Number of Common and Common Equivalent Shares Outstanding:					
Basic	365,447	360,874	355,390	349,056	335,132
Diluted	376,779	373,702	370,484	365,968	351,780

No dividends were paid on common shares in any period.

All amounts give effect to the December 2002 100% stock dividend (refer to Note 1 to the consolidated financial statements).

Consolidated Balance Sheets
March 31, 2004 and 2003

Assets *(In thousands)*	**2004**	**2003**
Current assets:		
Cash (including cash equivalent investments of $1,724,942 in 2004 and $1,263,156 in 2003)	$1,726,558	$1,265,508
Marketable securities	66,064	176,338
Accounts receivable, less allowance for doubtful accounts of $20,762 in 2004 and $16,925 in 2003	287,618	192,067
Inventories, net	610,182	452,886
Deferred income taxes	205,071	156,957
Other current assets	20,741	11,577
Total current assets	2,916,234	2,255,333
Marketable securities	337,890	114,639
Property, plant and equipment:		
Land and buildings	253,922	174,725
Machinery, equipment and other	150,160	130,093
	404,082	304,818
Less accumulated depreciation	106,125	86,820
	297,957	217,998
Other assets:		
Goodwill	14,965	14,965
License agreements, product rights and other intangibles, net	274,835	279,171
Deferred income taxes	16,387	17,627
Other	4,468	18,374
	310,655	330,137
	$3,862,736	$2,918,107

Liabilities and Stockholders' Equity *(In thousands, except for par values)*		
Current liabilities:		
Accounts payable	$ 159,798	$ 151,719
Accrued expenses	321,564	245,240
Income taxes payable	123,392	167,438
Total current liabilities	604,754	564,397
Deferred income taxes	2,118	1,892
Commitments and contingencies		
Stockholders' equity:		
Series A junior participating preferred stock, $1.00 par; shares authorized 1,000; no shares issued or outstanding		
Common stock $.10 par; shares authorized 500,000; issued 405,144 shares in 2004 and 399,011 shares in 2003	40,514	39,901
Additional paid-in capital	846,297	687,905
Retained earnings	2,655,934	1,920,060
Accumulated other comprehensive income (loss)	10,324	(3,429)
Treasury stock, at cost (35,617 shares in 2004 and 35,539 shares in 2003)	(297,205)	(292,619)
	3,255,864	2,351,818
	$3,862,736	$2,918,107

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

Years Ended March 31, 2004, 2003 and 2002

(In thousands, except per share data)	2004	2003	2002
Net sales	$2,650,432	$2,206,706	$1,566,626
Other income	29,842	39,100	35,198
	2,680,274	2,245,806	1,601,824
Costs and expenses:			
Cost of sales	608,474	504,922	371,061
Selling, general and administrative	888,517	715,432	602,791
Research and development	246,461	204,883	157,794
	1,743,452	1,425,237	1,131,646
Income before income tax expense	936,822	820,569	470,178
Income tax expense	200,948	198,581	132,224
Net income	$ 735,874	$ 621,988	$ 337,954
Net income per common and common equivalent share:			
Basic	$2.01	$1.72	$0.95
Diluted	$1.95	$1.66	$0.91
Weighted average number of common and common equivalent shares outstanding:			
Basic	365,447	360,874	355,390
Diluted	376,779	373,702	370,484

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years Ended March 31, 2004, 2003 and 2002

(In thousands)	2004	2003	2002
Net income	$735,874	$621,988	$337,954
Other comprehensive income (loss), net of tax:			
Foreign currency translation gains (losses)	14,339	17,169	(424)
Unrealized gains (losses) on securities:			
Unrealized holding gain (loss) arising during the period	(586)	2,692	(3,293)
Other comprehensive income (loss)	13,753	19,861	(3,717)
Comprehensive income	$749,627	$641,849	$334,237

See accompanying notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Years Ended March 31, 2004, 2003 and 2002

(In thousands)	Common stock Shares	Common stock Amount	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Treasury stock Shares	Treasury stock Amount
Balance, March 31, 2001	388,653	$38,865	$528,989	$ 960,118	($19,573)	35,451	$286,285
Shares issued upon exercise of stock options	5,356	536	34,216				
Treasury stock acquired from employees upon exercise of stock options						46	3,557
Tax benefit related to stock options exercised by employees			37,543				
Other comprehensive loss					(3,717)		
Net income				337,954			
Balance, March 31, 2002	394,009	39,401	600,748	1,298,072	(23,290)	35,497	289,842
Shares issued upon exercise of stock options	5,002	500	42,172				
Treasury stock acquired from employees upon exercise of stock options						42	2,777
Tax benefit related to stock options exercised by employees			44,985				
Other comprehensive income					19,861		
Net income				621,988			
Balance, March 31, 2003	399,011	39,901	687,905	1,920,060	(3,429)	35,539	292,619
Shares issued upon exercise of stock options	6,133	613	72,333				
Treasury stock acquired from employees upon exercise of stock options						78	4,586
Tax benefit related to stock options exercised by employees			86,059				
Other comprehensive income					13,753		
Net income				735,874			
Balance, March 31, 2004	405,144	$40,514	$846,297	$2,655,934	$10,324	35,617	$297,205

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended March 31, 2004, 2003 and 2002

(In thousands)	2004	2003	2002
Cash flows from operating activities:			
Net income	$ 735,874	$ 621,988	$337,954
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	22,191	21,119	14,320
Amortization, impairments and write-offs	37,367	30,442	40,308
Deferred income tax benefit	(10,880)	(75,338)	(21,534)
Foreign currency translation loss (gain)	1,023	147	(667)
Tax benefit realized from the exercise of stock options by employees	50,291	52,889	28,188
Net change in operating assets and liabilities:			
Decrease (increase) in:			
Accounts receivable, net	(95,551)	(75,777)	(699)
Inventories, net	(157,296)	(104,671)	(84,258)
Refundable income taxes		12,733	12,291
Other current assets	(9,164)	4,066	(5,696)
Increase (decrease) in:			
Accounts payable	8,079	72,323	37,475
Accrued expenses	76,324	80,990	25,112
Income taxes payable	(44,046)	86,116	38,763
Decrease in other assets	13,906	1,358	4,927
Net cash provided by operating activities	628,118	728,385	426,484
Cash flows from investing activities:			
Purchase of property, plant and equipment, net	(101,511)	(79,574)	(36,446)
Purchase of marketable securities	(862,268)	(741,015)	(680,467)
Redemption of marketable securities	749,291	883,045	373,635
Purchase of license agreements, product rights and other intangibles	(32,759)	(43,960)	(31,045)
Net cash provided by (used in) investing activities	(247,247)	18,496	(374,323)
Cash flows from financing activities:			
Net proceeds from common stock options exercised by employees under stock option plans	68,360	39,895	31,195
Effect of exchange rate changes on cash	11,819	18,871	(3,044)
Increase in cash and cash equivalents	461,050	805,647	80,312
Cash and cash equivalents, beginning of year	1,265,508	459,861	379,549
Cash and cash equivalents, end of year	$1,726,558	$1,265,508	$459,861

Supplemental disclosures of cash flow information: *(In thousands)*	2004	2003	2002
Cash paid during the year for:			
Income taxes	$205,506	$122,531	$74,977

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1. Summary of significant accounting policies:

Basis of consolidation: The consolidated financial statements include the accounts of Forest Laboratories, Inc. (the "Company") and its subsidiaries, all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

Foreign currency translation: An Irish subsidiary of the Company reports its financial position and results of operations in the reporting currency of the Company. The financial position and results of operations of the Company's other foreign subsidiaries, which in the aggregate are immaterial, are determined using the respective local currency.

Cash equivalents: Cash equivalents consist of short-term, highly liquid investments (primarily municipal bonds with interest rates that are re-set monthly) which are readily convertible into cash at par value (cost).

Inventories: Inventories are stated at the lower of cost or market, with cost determined on the first-in, first-out basis.

Marketable securities: Marketable securities, which are all accounted for as available-for-sale, are stated at fair value in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and consist of investments in municipal bonds maturing through 2006.

Accounts receivable and credit policies: The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. In addition to reviewing delinquent accounts receivable, management considers many factors in estimating its general allowance, including historical data, experience, customer types, credit worthiness and economic trends. From time to time, management may adjust its assumptions for anticipated changes in any of those or other factors expected to affect collectability.

Property, plant and equipment and depreciation: Property, plant and equipment are stated at cost. Depreciation is provided primarily by the straight-line method over the following estimated useful lives:

	Years
Buildings and improvements	10-40
Machinery, equipment and other	3-10

Leasehold improvements are amortized over the lesser of the useful life of the assets or the lease term.

Goodwill and other intangible assets: In accordance with Statements of Financial Accounting Standards No. 141 ("SFAS 141"), "Business Combinations," and No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets", goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. Goodwill impairment tests require the comparison of the fair value and carrying value of reporting units. Measuring fair value of a reporting unit is generally based on valuation techniques using multiples of sales or earnings, unless supportable information is available for using a present value technique, such as estimates of future cash flows. The Company assesses the potential impairment of goodwill annually and on an interim basis whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Notes to Consolidated Financial Statements *(cont'd)*

Note 1. Summary of significant accounting policies: *(cont'd)*

Revenue recognition: Revenues are recorded in the period the merchandise is shipped. Provisions for estimated sales allowances, returns, rebates and other pricing adjustments are accrued at the time revenues are recognized as a direct reduction of such revenue. The accruals are estimated based on available information regarding the portion of sales on which rebates and discounts can be earned, adjusted as appropriate for specific known events, and the prevailing contractual discount rates. Provisions are reflected either as a direct reduction to accounts receivable or, to the extent that they are due to entities other than customers, as accrued expense. Adjustments to estimates, which have not been material, are recorded when customer credits are issued or payments made to third parties.

Shipping and handling costs: Presently, the Company does not charge its customers for any freight costs. The amounts of such costs are included in selling, general and administrative expenses and are not material.

Research and development: Expenditures for research and development, including licensing fees of early-stage development products, are charged to expense as incurred.

Savings and profit sharing plan: Substantially all non-bargaining unit employees of the Company's domestic subsidiaries may participate in the savings and profit sharing plan after becoming eligible (as defined). Profit sharing contributions are primarily at the discretion of the Company. The savings plan contributions include a matching contribution made by the Company. Savings and profit sharing contributions amounted to approximately $19,500,000, $14,600,000 and $11,000,000 for fiscal years 2004, 2003 and 2002, respectively.

Earnings per share: Basic earnings per share includes no dilution and is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options and warrants. The two-for-one stock split effected as a 100% stock dividend in December 2002 has been reflected retroactively for all outstanding common stock, stock options and warrants.

Note 1. Summary of significant accounting policies: *(cont'd)*

Accumulated other comprehensive income (loss): Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are excluded from net income as these amounts are recorded directly as an adjustment to stockholders' equity. Accumulated other comprehensive income (loss) is comprised of the cumulative effects of foreign currency translation and unrealized gains (losses) on securities which amounted to approximately $10,782,000 and ($458,000) at March 31, 2004 and ($3,557,000) and $128,000 at March 31, 2003.

Income taxes: The Company accounts for income taxes using the liability method. Under the liability method, deferred income taxes are provided on the differences in bases of assets and liabilities between financial reporting and tax returns using enacted tax rates.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company reviews all significant estimates affecting the financial statements on a recurring basis and records the effect of any adjustments when necessary.

Long-lived assets: Long-lived assets, such as intangible assets, property and equipment and certain sundry assets, are evaluated for impairment periodically or when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable through the estimated undiscounted future cash flows from the use of these assets. When any such impairment exists, the related assets will be written down to fair value.

Stock-based compensation: The Company accounts for its stock option awards to employees under the intrinsic value based method of accounting prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under the intrinsic value based method, compensation cost is the excess, if any, of the quoted market price of the stock at grant date or other measurement date over the amount an employee must pay to acquire the stock. The Company makes pro forma disclosures of net income and earnings per share as if the fair value based method of accounting had been applied as required by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." The Company has never granted options below market price on the date of grant.

SFAS 123 requires the Company to provide pro forma information regarding net income and earnings per share as if compensation cost for the Company's stock option plans had been determined in accordance with the fair value of each stock option at the grant date by using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants: dividend yield of zero for all three fiscal years; expected volatility of 29.23% in fiscal 2004, 31.29% in fiscal 2003 and 27.62% in fiscal 2002; risk-free interest rates of 4.5% in fiscal 2004, 4.3% in fiscal 2003 and 5.4% in fiscal 2002; and expected lives of 5 to 10 years for all three fiscal years.

Note 1. Summary of significant accounting policies: *(cont'd)*

Under the accounting provisions of SFAS 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

Years ended March 31,	2004	2003	2002
(In thousands, except per share data)			
Net income:			
As reported	$735,874	$621,988	$337,954
Deduct: Total stock-based employee compensation expense determined under fair value method	(39,021)	(32,594)	(65,659)
Pro forma	$696,853	$589,394	$272,295
Net income per common share:			
Basic:			
As reported	$2.01	$1.72	$0.95
Pro forma	$1.91	$1.63	$0.77
Diluted:			
As reported	$1.95	$1.66	$0.91
Pro forma	$1.85	$1.58	$0.73

Fair value of financial instruments: The carrying amounts of cash, accounts receivable, accounts payable, accrued expenses and income taxes payable are reasonable estimates of their fair value because of the short maturity of these items.

Recent accounting standards: In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 149 ("SFAS 149"), "Amendment of Statement 133 ("SFAS 133") on Derivative Instruments and Hedging Activities." SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. This statement is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Presently, the Company does not utilize any derivative instruments and only has minimal hedging activities.

Note 2. Earnings per share:

A reconciliation of shares used in calculating basic and diluted earnings per share follows:

Years ended March 31,	2004	2003	2002
(In thousands)			
Basic	365,447	360,874	355,390
Effect of assumed conversion of employee stock options and warrants	11,332	12,828	15,094
Diluted	376,779	373,702	370,484

Options to purchase approximately 1,604,800, 3,110,600 and 4,591,600 shares of common stock at exercise prices ranging from $38.15 to $76.66 per share were outstanding during a portion of fiscal 2004, 2003 and 2002, respectively, but were not included in the computation of diluted earnings per share because they were anti-dilutive. These options expire through 2014.

Note 3. Business operations:

The Company and its subsidiaries, which are located in the United States, Ireland and the United Kingdom, manufacture and market ethical and other pharmaceutical products. The Company operates in only one segment. Sales are made primarily in the United States and European markets. The net sales and long-lived assets for the years ended March 31, 2004, 2003 and 2002, are from the Company's or one of its subsidiaries' country of origin, as follows:

(In thousands)	2004		2003		2002	
	Net sales	Long-lived assets	Net sales	Long-lived assets	Net sales	Long-lived assets
United States	$2,604,479	$446,499	$2,167,021	$420,760	$1,531,100	$347,026
Ireland	7,331	134,658	7,152	106,159	6,019	108,517
United Kingdom	38,622	11,068	32,533	3,589	29,507	3,507
	$2,650,432	$592,225	$2,206,706	$530,508	$1,566,626	$459,050

Net sales exclude sales between the Company and its subsidiaries.

For the years ended March 31, 2004, 2003 and 2002, McKesson Corporation, Cardinal Health, Inc. and AmerisourceBergen Corporation accounted for 28%, 23% and 21%, 25%, 21% and 22%, and 23%, 19% and 23%, respectively, of the Company's net sales.

The Company's antidepressant franchise consisting of Lexapro®, a selective serotonin reuptake inhibitor ("SSRI") for the treatment of depression, launched in September 2002 and Celexa®, an SSRI launched in September 1998, accounted for 82%, 77% and 69% of the Company's net sales for the years ended March 31, 2004, 2003 and 2002, respectively.

Note 4. Inventories:

Inventories, net of reserves for obsolescence, consist of the following:

March 31, *(In thousands)*	2004	2003
Raw materials	$359,075	$101,607
Work in process	40,982	38,190
Finished goods	210,125	313,089
	$610,182	$452,886

Note 5. Marketable securities:

The debt security composition of the investment portfolio at March 31 was:

(In thousands)	Cost	Gross unrealized gains	Gross unrealized losses	Market value
2004				
Federal, state and local obligations	$404,412		($458)	$403,954
2003				
Federal, state and local obligations	$290,849	$128		$290,977

The contractual maturities of debt securities at March 31, 2004 consist of the following:

(In thousands)	Cost	Fair value
Less than one year	$ 66,607	$ 66,064
One to two years	337,805	337,890
	$404,412	$403,954

The net unrealized holding loss of approximately $458,000 at March 31, 2004, as well as the net unrealized holding gain of approximately $128,000 at March 31, 2003 are included in Stockholders' equity: Accumulated other comprehensive income (loss).

Note 6. Intangible assets:

License agreements, product rights and other intangibles consist of the following:

(In thousands, except for amortization periods which are stated in years)	Weighted average amortization period	March 31, 2004 Gross carrying amount	March 31, 2004 Accumulated amortization	March 31, 2003 Gross carrying amount	March 31, 2003 Accumulated amortization
Amortized intangible assets:					
License agreements	14	$213,709	$ 75,842	$193,709	$ 64,200
Product rights	14	81,959	13,498	81,473	12,463
Buy-out of royalty agreements	9	95,061	48,744	95,061	39,612
Trade names	20	34,190	15,997	34,190	13,842
Non-compete agreements	9	22,987	22,875	22,987	22,064
Other	2	8,848	4,963	8,847	4,915
	11	$456,754	$181,919	$436,267	$157,096

Amortization of license agreements, product rights and other intangibles for fiscal years ended March 31, 2004, 2003 and 2002 amounted to approximately $37,367,000, $30,442,000 and $40,308,000, respectively. The annual amortization expense expected for fiscal years 2005 through 2009 is $29,866,000, $31,981,000, $32,090,034, $32,287,000 and $29,864,000, respectively.

During fiscal years 2004 and 2003, the Company determined that certain product rights were impaired due to a significant reduction in sales of those products because of heightened competition. These impairments amounted to $2,054,000 in fiscal 2004 and $5,000,000 in fiscal 2003, and are included in amortization expense. During fiscal 2004 the Company also announced that it had discontinued development of dexloxiglumide for irritable bowel syndrome ("IBS"), causing a write-off of the product right of $12,545,000 to research and development expense.

License agreements: During fiscal year 2004, the Company made a $20,000,000 milestone payment to Merz Pharma GmbH upon FDA approval of Namenda® (memantine) for the treatment of moderate to severe Alzheimer's disease. The cost of this agreement is being amortized using the straight-line method over the estimated life of the product.

Product rights: In fiscal 2004 the Company made a milestone payment of $5,000,000 to Sankyo Pharma upon the launch of Benicar HCT™. In December 2001, the Company signed a marketing agreement with Sankyo Pharma to co-promote Benicar® for the treatment of hypertension. The Company will co-promote the product for a period of six years and receive a share of the product profits during that period, as defined. The Company will receive a reduced share of the product profits thereafter. Benicar was commercially launched in the first quarter of fiscal 2003, at which time the Company paid Sankyo $43,960,000. The costs incurred for Benicar are included in product rights and will be amortized in the future based on estimated revenues.

Note 6. Intangible assets: *(cont'd)*

Marketing agreements: In January 2004, the Company entered into a marketing agreement with Cypress Bioscience, Inc. for the development and marketing of milnacipran in the United States. Milnacipran is currently being evaluated in a Phase III program for the treatment of Fibromyalgia Syndrome ("FMS"). The Company made an initial payment of $25,000,000 during the year which was recorded to research and development expense.

In March 2004, the Company entered into a collaboration agreement with ChemoCentryx, Inc. to develop and commercialize novel small molecule therapeutics for autoimmune and inflammatory diseases such as rheumatoid arthritis and multiple sclerosis. Under the terms of the agreement, Forest will license on a worldwide basis small molecule development candidates discovered by ChemoCentryx, and will take the lead in the clinical development and commercialization of the drugs. The Company made an initial payment of $10,000,000 during the year which was recorded to research and development expense.

Note 7. Accrued expenses:

Accrued expenses consist of the following:

March 31, *(In thousands)*	**2004**	**2003**
Employee compensation and other benefits	$ 83,558	$ 69,972
Managed care and Medicaid rebates	185,854	123,984
Clinical research and development costs	31,103	31,814
Other	21,049	19,470
	$321,564	$245,240

Note 8. Commitments:

Leases: The Company leases manufacturing, office and warehouse facilities, equipment and automobiles under operating leases expiring through 2018. Rent expense approximated $32,212,000, $25,843,000 and $18,802,000 for fiscal years ended March 31, 2004, 2003 and 2002, respectively.

Future minimum rental payments under noncancellable leases are as follows:

Year ending March 31, *(In thousands)*	
2005	$ 29,886
2006	23,880
2007	18,940
2008	13,482
2009	13,580
Thereafter	68,450
	$168,218

Royalty agreements: The Company has royalty agreements on certain of its licensed products. Royalties are paid based on a percentage of sales, as defined. For fiscal years ended March 31, 2004, 2003 and 2002, royalties amounted to $10,406,000, $22,247,000 and $19,938,000, respectively.

License agreements: The Company has entered into several license agreements for products currently under development. The Company may be obligated in future periods to pay additional amounts subject to the achievement of certain product milestones, as defined.

Note 9. Stockholders' equity:

Preferred stock purchase rights: On September 30, 1994, the Company's Board of Directors declared a dividend of one preferred share purchase right ("Right") for each outstanding share of the Company's common stock, par value $.10 per share. Each Right will entitle the holder to buy one eighth of one-hundredth of a share of authorized Series A Junior Participating Preferred Stock, par value $1.00 per share ("Series A Preferred Stock") at an exercise price of $250 per Right, subject to adjustment. Prior to becoming exercisable, the Rights are evidenced by the certificates representing the common stock and may not be traded apart from the common stock. The Rights become exercisable on the tenth day after public announcements that a person or group has acquired, or obtained the right to acquire, 20% or more of the Company's outstanding common stock, or an announcement of a tender offer that would result in a beneficial ownership by a person or group of 20% or more of the Company's common stock.

Note 9. Stockholders' equity: *(cont'd)*

If, after the Rights become exercisable, the Company is a party to certain merger or business combination transactions, or transfers 50% or more of its assets or earning power, or if an acquirer engages in certain self-dealing transactions, each Right (except for those held by the acquirer) will entitle its holder to buy a number of shares of the Company's Series A Preferred Stock or, in certain circumstances, a number of shares of the acquiring company's common stock, in either case having a value equal to two-and-one-half times the exercise price of the Right. The Rights may be redeemed by the Company at any time up to ten days after a person or group acquires 20% or more of the Company's common stock at a redemption price of $.001 per Right. The Rights will expire on September 30, 2004.

The Company has reserved 900,000 shares of Series A Preferred Stock for the exercise of the Rights.

Stock options: The Company has various Employee Stock Option Plans whereby options to purchase an aggregate of 52,000,000 shares of common stock have been or remain to be issued to employees of the Company and its subsidiaries at prices not less than the fair market value of the common stock at the date of grant. Both incentive and non-qualified options may be issued under the plans. The options are exercisable for five to ten years from the date of issuance.

The following table summarizes information about stock options outstanding at March 31, 2004:

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 4.55 to $30.00	12,240,895	3.2	$12.89	9,158,985	$11.23
30.01 to 50.00	13,011,852	5.4	38.98	6,430,506	37.03
50.01 to 76.66	1,921,220	6.8	59.13	19,155	53.23
	27,173,967	4.5	$28.65	15,608,646	$21.91

Notes to Consolidated Financial Statements *(cont'd)*

Note 9. Stockholders' equity: *(cont'd)*

Transactions under the stock option plans are summarized as follows:

	Shares	Weighted average exercise price
Shares under option at March 31, 2001 (at $3.71 to $33.46 per share)	33,973,276	$13.44
Granted (at $31.43 to $41.49 per share)	4,884,100	38.48
Exercised (at $3.71 to $33.46 per share)	(5,402,722)	6.44
Forfeited	(782,920)	21.09
Shares under option at March 31, 2002 (at $3.71 to $41.49 per share)	32,671,734	18.18
Granted (at $35.86 to $53.23 per share)	4,516,200	44.78
Exercised (at $3.71 to $41.49 per share)	(5,002,043)	8.44
Forfeited	(662,539)	29.43
Shares under option at March 31, 2003 (at $3.75 to $53.23 per share)	31,523,352	23.33
Granted (at $43.30 to $76.66 per share)	2,503,550	54.65
Exercised (at $3.75 to $53.23 per share)	(6,133,451)	11.61
Forfeited	(719,484)	36.23
Shares under option at March 31, 2004 (at $4.55 to $76.66 per share)	27,173,967	$28.65
Options exercisable at March 31:		
2002	18,355,342	$14.27
2003	17,674,627	16.51
2004	15,608,646	21.91
Weighted average fair value of options granted during:		
2002		$15.32
2003		18.81
2004		20.89

At March 31, 2004, 5,723,034 shares were available for grant.

In connection with the acquisition of product rights in fiscal 1995, the Company issued 2,240,000 warrants, which expire on July 7, 2004, at an exercise price of $5.72 per share, which was equal to the then fair market value of the Company's common stock. As of March 31, 2004, 131,456 warrants remain outstanding.

Note 10. Contingencies:

The Company remains a defendant in actions filed in various federal district courts alleging certain violations of the federal anti-trust laws in the marketing of pharmaceutical products. In each case, the actions were filed against many pharmaceutical manufacturers and suppliers and allege price discrimination and conspiracy to fix prices in the sale of pharmaceutical products. The actions were brought by various pharmacies (both individually and, with respect to certain claims, as a class action) and seek injunctive relief and monetary damages. The Judicial Panel on Multi-District Litigation has ordered these actions coordinated (and, with respect to those actions brought as class actions, consolidated) in the Federal District Court for the Northern District of Illinois (Chicago) under the caption "In re Brand Name Prescription Drugs Antitrust Litigation."

On November 30, 1998, the defendants remaining in the consolidated federal class action (which proceeded to trial beginning in September 1998), including the Company, were granted a directed verdict by the trial court after the plaintiffs had concluded their case. In ruling in favor of the defendants, the trial Judge held that no reasonable jury could reach a verdict in favor of the plaintiffs and stated "the evidence of conspiracy is meager, and the evidence as to individual defendants paltry or non-existent." The Court of Appeals for the Seventh Circuit subsequently affirmed the granting of the directed verdict in the federal class case in favor of the Company.

Following the Seventh Circuit's affirmance of the directed verdict in favor of the Company, the Company has secured the voluntary dismissal of the conspiracy allegations contained in all of the federal cases brought by individual plaintiffs who elected to "opt-out" of the federal class action, which cases were included in the coordinated proceedings, as well as the dismissal of similar conspiracy and price discrimination claims pending in various state courts. The Company, together with other manufacturers, remains a defendant in many of the federal opt-out cases included in the coordinated proceedings to the extent of claims alleging price discrimination in violation of the Robinson-Patman Act. While no discovery or other significant proceedings have been taken to date in respect of such claims, there can be no assurance that the Company will not be required to actively defend such claims or to pay substantial amounts to dispose of such claims.

On January 14, 2003, Forest Pharmaceuticals, Inc., a wholly-owned subsidiary of the Company, was named as a defendant, together with 29 other manufacturers of pharmaceutical products, in an action brought in the United States District Court for the Eastern District of New York by the County of Suffolk, New York, as plaintiff. The action alleges that plaintiff County was overcharged for its share of Medicare and Medicaid drug reimbursement costs as a result of reporting by manufacturers of "Average Wholesale Prices" which did not correspond to actual provider costs of prescription drugs. The action includes counts under the Federal RICO and False Claims Acts, as well as claims arising under state statutes and common law. The action asserts substantially similar claims to other actions (none of which include the Company as a defendant) which have been brought in various Federal District and State Courts by various plaintiffs against pharmaceutical manufacturers and which have been assigned to the United States District Court of the District of Massachusetts under the caption "In re Pharmaceutical Industry AWP Litigation" for coordinated treatment. The action brought by plaintiff has been transferred to the District of Massachusetts for coordination with these

Note 10. Contingencies: *(cont'd)*

multi-district proceedings. Forest has filed a motion to dismiss which is currently under consideration by the Court. Identical actions naming the Company as a defendant have been filed by the Counties of Westchester and Rockland in New York State, which actions have been transferred to the United States District Court for the District of Massachusetts. These actions are being held in abeyance pending the outcome of Forest's motion to dismiss. The Company believes there is no merit to these actions.

The Company has received a subpoena from the Office of the Inspector General of the Federal Office of Personnel Management requesting documents related to Celexa, a prescription medication approved for the treatment of depression. The subpoena primarily requests documents related to the marketing of Celexa and educational and promotional programs with physicians. The Company believes that other makers of pharmaceutical products for the treatment of various CNS indications have received subpoenas from this office. The Office of Personnel Management is the Federal Government's human resources agency. The Company is cooperating in responding to the subpoena. No claim, litigation or assessment has been asserted in connection with the subpoena.

In September 2003, the Company, together with H. Lundbeck A/S, filed an action for patent infringement against Ivax Pharmaceuticals, Inc. in the United States District Court of the District of Delaware under the caption "Forest Pharmaceuticals, Inc., Forest Laboratories Ireland, Ltd. and H. Lundbeck A/S v. Ivax Pharmaceuticals, Inc." The action is based upon the filing by Ivax with the Food and Drug Administration of an Abbreviated New Drug Application (an "ANDA") for a generic equivalent to the Company's Lexapro brand escitalopram oxalate. The Ivax ANDA seeks approval to market the generic product prior to the expiration of the Company's Lexapro patent which the Company expects to extend until 2012. Ivax has denied that the manufacture or marketing of its generic product, if approved by the FDA, would infringe the Company's patent and has asserted a counterclaim to the effect that the Company's Lexapro patent is invalid.

On May 21, 2004, the Company, together with H. Lundbeck A/S, filed an action for patent infringement against Alphapharma Pty Ltd. in the United States District Court for the Southern District Court of New York under the caption "Forest Laboratories, Inc., Forest Laboratories Ireland, Ltd. and H. Lundbeck A/S v. Alphapharma Pty Ltd." The action is based upon the filing by Alphapharma with the Food and Drug Administration of an Abbreviated New Drug Application (an "ANDA") for a generic equivalent to the Company's Lexapro brand escitalopram oxalate. The Alphapharma ANDA seeks approval to market the generic product prior to the expiration of the Company's Lexapro patent which the Company expects to extend until 2012. Alphapharma has not yet filed its Answer to the Company's Complaint.

The Company believes its patent is valid and intends to vigorously prosecute these actions.

The Company is not subject to any other pending legal proceedings, other than ordinary routine claims incidental to its business.

Notes to Consolidated Financial Statements *(cont'd)*

Note 11. Other income:

Other income consists of the following:

Years ended March 31, *(In thousands)*	2004	2003	2002
Interest and dividends	$23,824	$30,343	$27,464
Contract revenue	5,810	6,552	5,899
Other income	208	2,205	1,835
	$29,842	$39,100	$35,198

Note 12. Income taxes:

The Company and its U.S. subsidiaries file a consolidated federal income tax return. The components of income before income tax expense were:

Years ended March 31, *(In thousands)*	2004	2003	2002
U.S.	$460,897	$373,832	$347,518
Non-U.S.	475,925	446,737	122,660
Income before income tax expense	$936,822	$820,569	$470,178

The provision for income taxes consists of the following:

Years ended March 31, *(In thousands)*	2004	2003	2002
Current:			
U.S. federal	$107,155	$118,293	$101,393
State and local	11,267	10,683	10,000
Foreign	43,115	92,054	14,177
	161,537	221,030	125,570
Deferred:			
Domestic	(15,543)	(40,102)	(22,152)
Foreign	4,663	(35,236)	618
	(10,880)	(75,338)	(21,534)
Charge in lieu of income taxes, relating to the tax effect of stock option tax deduction	50,291	52,889	28,188
	$200,948	$198,581	$132,224

No provision has been made for income taxes on substantially all of the undistributed earnings of the Company's foreign subsidiaries of approximately $1,562,000,000 at March 31, 2004 as the Company intends to indefinitely reinvest such earnings.

Note 12. Income taxes: *(cont'd)*

The reasons for the difference between the provision for income taxes and expected federal income taxes at statutory rates are as follows:

Years ended March 31, *(percentage of income before income tax expense)*	2004	2003	2002
U.S. statutory rate	35.0%	35.0%	35.0%
Effect of foreign operations (principally Ireland)	(12.1)	(10.4)	(5.8)
State and local taxes, less federal tax benefit	0.8	0.9	1.3
Research credit	(0.9)	(0.4)	(0.3)
Permanent differences and other	(1.4)	(0.9)	(2.1)
	21.4%	24.2%	28.1%

The Company's effective tax rate is lower than the statutory rate principally as a result of the earnings generated in lower taxed foreign jurisdictions as compared with the United States. These earnings include income from manufacturing operations in Ireland, which operate under tax incentives that currently expire in 2010.

The IRS has completed and closed its audits of the Company's tax returns through fiscal 1995.

Net deferred income taxes consist of the following:

March 31, *(In thousands)*	2004	2003
Inventory reserves	$ 38,794	$ 52,454
Receivable allowances and other reserves	110,858	85,392
Depreciation	(4,729)	(3,120)
Amortization	10,216	9,606
Tax credits and other carryforwards	282	264
Accrued liabilities	15,839	14,955
Expenses deferred for tax purposes	6,276	6,517
Employee stock option tax benefits	43,488	7,720
Other	(1,684)	(1,096)
	$219,340	$172,692

Notes to Consolidated Financial Statements *(cont'd)*

Note 13. Quarterly financial data (unaudited): *(In thousands, except per share data)*

	Net sales	Gross profit	Net income	Diluted earnings per share
2004				
First quarter	$605,748	$465,080	$179,817	$0.48
Second quarter	619,157	481,322	184,457	0.49
Third quarter	700,447	539,581	226,118	0.60
Fourth quarter	725,080	555,975	145,482	0.38
2003				
First quarter	$467,189	$356,516	$123,828	$0.33
Second quarter	531,599	411,766	142,842	0.38
Third quarter	586,804	452,441	174,581	0.47
Fourth quarter	621,114	481,061	180,737	0.48

Report of Independent Certified Public Accountants

Board of Directors and Stockholders
Forest Laboratories, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2004 and 2003, and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Forest Laboratories, Inc. and Subsidiaries as of March 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

BDO SEIDMAN, LLP

New York, New York
April 16, 2004

Stock Market Data

The common stock of Forest Laboratories, Inc. is traded on the New York Stock Exchange, trading symbol: FRX. The following table shows, for the eight fiscal quarters indicated, the high and low sales price of the Company's stock as reported by the New York Stock Exchange.

Form 10-K

The Company's Annual Report on Form 10-K to the Securities and Exchange Commission for fiscal 2004 is available to stockholders upon written request to:

Corporate Secretary
Forest Laboratories, Inc.
909 Third Avenue
New York, New York 10022-4731

Quarterly Stock Market Prices

	High	Low
April - June 2002	41.775	34.150
July - September 2002	41.725	32.125
October - December 2002	54.990	42.950
January - March 2003	56.360	44.450
April - June 2003	61.350	46.850
July - September 2003	56.190	41.850
October - December 2003	63.230	45.750
January - March 2004	78.030	61.500

As of June 11, 2004 there were 1,876 stockholders of record of the Company's common stock.

Annual Meeting

The fiscal 2004 annual meeting of stockholders of Forest Laboratories, Inc. will be held in New York City at 270 Park Avenue, 11th floor, on Wednesday August 11, 2004 at 10:00 a.m.

Corporate

Howard Solomon
Chairman &
Chief Executive Officer

Kenneth E. Goodman
President &
Chief Operating Officer

Lawrence S. Olanoff, M.D., Ph.D.
Executive Vice President—
Scientific Affairs

Elaine Hochberg
Senior Vice President—
Marketing

Raymond Stafford
Executive Vice President—
Global Marketing

John A. DiBella
Vice President—
Controller

John E. Eggers
Vice President—
Finance & Chief Financial Officer

Ivan Gergel, M.D.
Vice President—
Clinical Development &
Medical Affairs

Bernard J. McGovern
Vice President—
Human Resources

Richard S. Overton
Vice President—
Operations & Facilities

Mary E. Prehn
Vice President—
Licensing & Corporate Development

Charles E. Triano
Vice President—
Investor Relations

Janice Wahl, M.D.
Vice President—
Project Management & Development

Kevin Walsh
Vice President—
Information Systems

William J. Candee III
Secretary

Subsidiary/Division

Michael F. Baker
Executive Vice President—
Trade Sales & Development
Forest Pharmaceuticals

William B. Sparks
Executive Vice President—
Forest Pharmaceuticals

Sebastian P. Assenza, Ph.D.
Vice President—
Analytical & Chemical R&D
Forest Research Institute

Gerard J. Azzari
Vice President— Sales
Forest Pharmaceuticals

John Castellana, Ph.D.
Vice President— Biostatistics
Forest Research Institute

Mark A. Devlin
Vice President— Sales
Forest Pharmaceuticals

C. Douglas Glidewell
Vice President— Finance
Forest Pharmaceuticals

Terrill J. Howell
Vice President— Operations
Forest Pharmaceuticals

Jeffrey Jonas, M.D.
Vice President— CNS
Forest Research Institute

Jerome Lynch
Vice President— Sales
Forest Pharmaceuticals

John A. MacPhee
Vice President— Marketing
Forest Pharmaceuticals

Shashank Mahashabde, Ph.D.
Vice President— Developmental
Pharmaceuticals & Clinical Packaging
Forest Research Institute

William J. Meury
Vice President—
Business Development
Forest Pharmaceuticals

Neil Shusterman, M.D.
Vice President— Internal Medicine
Forest Research Institute

Raymond Stafford
Chief Executive Officer
Forest Laboratories Europe

Directors

William J. Candee III
Attorney in
Private Practice

George S. Cohan
President—The Cohan Company
(Consultants)

Dan L. Goldwasser
Shareholder—
Vedder, Price, Kaufman &
Kammholz, P.C.
(Attorneys at Law)

Kenneth E. Goodman

Lester B. Salans, M.D.
Clinical Professor,
Mount Sinai Hospital &
Industry Consultant

Phillip M. Satow
Independent Consultant

Howard Solomon

Auditors

BDO Seidman, LLP
New York, New York

Transfer Agent

Address stockholder inquiries to:
Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
800.313.9450

Forest Laboratories, Inc.
909 Third Avenue, New York, NY 10022-4731